Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

July 23, 2008

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Daleco Resources Corporation
Form 10-KSB for the Fiscal Year Ended September 30, 2007
Filed February 14, 2008
Form 10-QSB for the Quarterly Period Ended December 31, 2007
Filed February 19, 2008
File No. 000-12214

Dear Ms. Davis:

The following items are in response to the comments contained in the letter dated June 30, 2008.

Form 1O-KSB for the Fiscal Year Ended September 30. 2007

Financial Statements
Note 4 Mineral Properties
b.    Minerals and Equipment, page 44

1.
We note your response to prior comment six, in which you explain your application of a modified units-of-production amortization method. Please tell us your basis with US generally accepted accounting principles for utilizing a modified units-of-production method in which you record the greater of a nominal amortization rate of $200,000 per year, or the amount computed using the units-of-production method. Please include specific accounting literature you relied upon in support of your amortization method.

Answer: Generally in the mining industry, a period of as long as several years elapses between the time exploration costs are incurred to discover a commercially viable body of minerals and the expenditure of development costs, which are usually substantial, to complete the project. Therefore, the economic benefits derived from a project are long term in nature subject to uncertainties inherent in the passage of time. Generally accepted accounting principles for the mining industry require that mineral revenues be matched with the cost of minerals using the cost depletion method. If we used the cost depletion method, the periodic depletion cost would be minimal. There have been only minor sales of minerals each year and no proved reserves as defined by Industry Guide 7. Due to the uncertainties inherent in the passage of time, we decided to use a modified units-of-production method. Under the modified units-of-production method, we deplete the mineral resources over a shorter period of time compared to the longer period of time that it will take to economically extract our mineral resources. Based on our survey of public companies using 10kWizard, there are companies that use modified units-of-production methods. The minerals depletion expense of $200,000 represents only a portion of the total depreciation, depletion and amortization (“DD&A”) which totaled $1,013,421 and $1,633,909 for fiscal 2007 and 2006, respectively. DD&A also includes cost depletion related to the oil and gas properties using the units-of-production method and the amortization of the patent rights. We anticipate that the minerals reserve study as of September 30, 2008, will include proved reserves in respect to certain of our mineral holdings. At that time, we will no longer use the modified units-of-production method and will use the cost depletion method. Accordingly, we will make appropriate changes in future filings.

Engineering Comments

2.
We note your response to prior comment 14 and your reference to exhibit 99.1 which was filed in conjunction with fiscal year 2006 10-KSB filing. Please include this exhibit with your future annual filings.

Answer: We will include this exhibit with our future annual filings.

We have evaluated the comments contained in the letters dated April 9 and June 30, 2008, and feel that they are not significant enough to amend our previous filings. We propose to make appropriate changes in future filings.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer, President and
Chief Financial Officer

cc:	Richard W. Blackstone, Controller
Federico Quinto, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.